UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Qihoo 360 Technology Co. Ltd.
(Name of Issuer)

Class A and Class B Ordinary Shares
(Title of Class of Securities)

74734M109
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.:	74734M109

(1)	NAME OF REPORTING PERSONS
Hongyi Zhou
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
32,628,158
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
32,628,158
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,628,158
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.7%[1]
(12)	TYPE OF REPORTING PERSON*
IN

[1]	As a percentage of 184,157,097 total outstanding issued Class A and Class B ordinary shares as of December 31, 2012. The voting power of the ordinary shares beneficially owned by the reporting person represents 37.8% of total outstanding voting power of all Class A and Class B ordinary shares.

1

CUSIP NO.:	74734M109

(1)	NAME OF REPORTING PERSONS
Global Village Associates Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
32,628,158
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
32,628,158
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,628,158
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.7%[2]
(12)	TYPE OF REPORTING PERSON*
CO

2	As a percentage of 184,157,097 total outstanding issued Class A and Class B ordinary shares as of December 31, 2012. The voting power of the ordinary shares beneficially owned by the reporting person represents 37.8% of total outstanding voting power of all Class A and Class B ordinary shares.

2

CUSIP NO.:	74734M109

(1)	NAME OF REPORTING PERSONS
Fair Point International Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
32,628,158
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
32,628,158
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,628,158
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.7%[3]
(12)	TYPE OF REPORTING PERSON*
CO

[3]	As a percentage of 184,157,097 total outstanding issued Class A and Class B ordinary shares as of December 31, 2012. The voting power of the ordinary shares beneficially owned by the reporting person represents 37.8% of total outstanding voting power of all Class A and Class B ordinary shares.

3

Item 1(a)	Name of Issuer:

Qihoo 360 Technology Co. Ltd.

Item 1(b)	Address of Issuer's Principal Executive Offices:

Qihoo 360 Technology Co. Ltd., Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People's Republic of China

Item 2(a)	Name of Person Filing:

Hongyi Zhou

Global Village Associates Limited

Fair Point International Limited

Item 2(b)	Address of Principal Business Office or, if None, Residence:

For all reporting persons:

c/o Qihoo 360 Technology Co. Ltd., Building #2, 6 Jiuxianqiao Road, Chaoyang District,
Beijing 100015, People's Republic of China

Item 2(c)	Citizenship:

Hongyi Zhou: People’s Republic of China

Global Village Associates Limited: British Virgin Islands

Fair Point International Limited: British Virgin Islands

Item 2(d)	Title of Class of Securities:

Ordinary shares

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Each Class B ordinary shares is entitled to five votes, whereas each Class A ordinary share is entitled to one vote.

Item 2(e)	CUSIP Number:

74734M109

Item 3	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not Applicable

4

Item 4	Ownership:

The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2012.

				Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class(1)		Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of

Hongyi Zhou	32,628,158 ordinary shares(2)	17.7	%(3)	32,628,158 ordinary shares	0	32,628,158 ordinary shares	0

Global Village Associates Limited	32,628,158 ordinary shares(4)	17.7	%(3)	32,628,158 ordinary shares	0	32,628,158 ordinary shares	0

Fair Point International Limited	32,628,158 ordinary shares(5)	17.7	%(3)	32,628,158 ordinary shares	0	32,628,158 ordinary shares	0

(1)	As a percentage of 184,157,097 total outstanding issued Class A and Class B ordinary shares as of December 31, 2012.

(2)	Consists of (i) one Class A ordinary share, (ii) 399,999 Class A ordinary shares in the form of American depositary shares and (iii) 32,228,158 Class B ordinary shares held by Global Village Associates Limited (“Global Village”). Global Village is a British Virgin Islands company, which is wholly-owned by Fair Point International Limited (“Fair Point”), a British Virgin Islands company, which is wholly-owned by a revocable trust constituted under the laws of Singapore with Hongyi Zhou and his wife as the settlers and Mr. Zhou as investment manager with sole voting and dispositive power and certain family members of Mr. Zhou as the beneficiaries

(3)	The voting power of the Class A and Class B ordinary shares beneficially owned represents 37.8% of total outstanding voting power of all Class A and Class B ordinary shares.

(4)	Consists of (i) one Class A ordinary share, (ii) 399,999 Class A ordinary shares in the form of American depositary shares and (iii) 32,228,158 Class B ordinary shares.

(5)	Consists of (i) one Class A ordinary share, (ii) 399,999 Class A ordinary shares in the form of American depositary shares and (iii) 32,228,158 Class B ordinary shares held by Global Village.

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8	Identification and Classification of Members of the Group.

Not Applicable

5

Item 9	Notice of Dissolution of Group.

Not Applicable

Item 10	Certifications.

Not Applicable

6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

Hongyi Zhou	/s/ Hongyi Zhou
Hongyi Zhou

Global Village Associates Limited	By:	/s/ Huan Hu
	Name:	Huan Hu
	Title:	Director

Fair Point International Limited	By:	/s/ Hongyi Zhou
	Name:	Hongyi Zhou
	Title:	Director

[Signature Page to Schedule 13G/A]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

[Signature Page to Schedule 13G/A]

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class B Ordinary Shares, par value $0.001 per share, of Qihoo 360 Technology Co. Ltd., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 14, 2013.

Hongyi Zhou	/s/ Hongyi Zhou
Hongyi Zhou

Global Village Associates Limited	By:	/s/ Huan Hu
	Name:	Huan Hu
	Title:	Director

Fair Point International Limited	By:	/s/ Hongyi Zhou
	Name:	Hongyi Zhou
	Title:	Director

[Signature Page to Joint Filing Agreement]